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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                        (Amendment No. _____________)*


                               Xylan Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                       (Title of Classes of Securities)

                                  984151 10 0
                            ----------------------
                                (CUSIP Numbers)


                                March 12, 1999
                            ----------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]    Rule 13d-1(b)

          [X]    Rule 13d-1(c)

          [_]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 984151 10 0                13G                    PAGE 2 OF 6 PAGES
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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Jung Sil Kim
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
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                          SOLE VOTING POWER
                     5
     NUMBER OF            2,157,500 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0- Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,157,500 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0- Shares
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,157,500 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      [  ]% of the shares of Common Stock

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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Item 1(a).  Name of Issuer:

            Xylan Corporation

      (b).  Address of Issuer's Principal Executive Offices:

            26679 W. Agoura Road, Suite 100, Calabasas, California 91302.

Item 2(a).  Name of Person Filing:

            Jung Sil Kim ("Kim")

      (b). Address of Principal Business Office or, if none, residence of both filing persons:

            25511 W. Colette Ave., Calabasas, CA 91302

      (c).  Citizenship:

            United States

      (d).  Title of Classes of Securities:

            Common Stock, $.001 par value per share ("Common Stock")

      (e).  CUSIP Number:

            984151 10 0

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

          If this statement is filed pursuant to Rule 13d-1(c), check this
          box   [X]

Item 4.   Ownership.

      (a).  Amount Beneficially Owned:

            2,157,500 shares of Common Stock.

      (b).  Percent of Class:

            Approximately  5.8% of the Common Stock.

      (c).  Number of shares as to which such person has:

            (i).   Sole power to vote or to direct the vote:

                   2,157,500 shares of Common Stock.

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            (ii).  Shared power to vote or to direct the vote:

                   None.

            (iii). Sole power to dispose or to direct the disposition of:

                   2,157,500 shares of Common Stock.

            (iv).  Shared power to dispose or to direct the disposition of:

                   None.

Item 5.   Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.   Identification and Classification of Members of the Group.

               Not applicable.

Item 9.   Notice of Dissolution of a Group.

               Not applicable.

Item 10.       Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

                                    Date: March 12, 1999
                                                --

                                          /s/ Jung Sil Kim
                                    ----------------------------------------
                                              Jung Sil Kim

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